Exhibit 99.69

NEWS RELEASE

ORLA MINING ANNOUNCES VOTING RESULTS FROM ITS ANNUAL
SHAREHOLDER MEETING AND COMMENCEMENT OF EARLY WARRANT
EXERCISE INCENTIVE PROGRAM

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES.

VANCOUVER, BC – June 12, 2019 - Orla Mining Ltd. (TSX: OLA) ("Orla" or the "Company") is pleased to announce the voting results for the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting of Shareholders (“AGM”) held today. All nominees as set forth in the Company’s management proxy circular dated May 9, 2019 (“Circular”) were elected as directors of Orla at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	%	Withheld	%
Charles Jeannes	129,138,157	99.73%	354,650	0.27%
Richard Hall	129,138,157	99.73%	354,650	0.27%
Jason Simpson	129,138,157	99.73%	354,650	0.27%
Jean Robitaille	129,484,157	99.99%	8,650	0.01%
George Albino	129,138,057	99.73%	354,750	0.27%
Tim Haldane	129,138,057	99.73%	354,750	0.27%
David Stephens	129,138,057	99.73%	354,750	0.27%
Elizabeth McGregor	129,484,157	99.99%	8,650	0.01%

ORLA MINING LTD - Suite 202 – 595 Howe Street, Vancouver BC	www.orlamining.com	1

The shareholders also approved: (1) the appointment of Davidson & Company LLP as auditors and authorized the Board of Directors to fix their remuneration; (2) amendments to the Company’s existing Stock Option Plan; (3) amendments to the Company’s Restricted Share Unit Plan; (4) amendments to the Company’s Deferred Share Unit Plan; (5) implementation of the Company’s Early Warrant Exercise Incentive Program. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For		%	Withheld/ Against	%
Appointment of Auditors	Carried	131,114,385		100.00%	4,739	0.00%
Re-approval of Option Plan	Carried	125,046,680		96.57%	4,446,127	3.43%
Re-approval of RSU Plan	Carried	125,011,680		96.54%	4,481,127	3.46%
Re-approval of DSU Plan	Carried	128,966,680		99.59%	526,127	0.41%
Approval of Early Warrant Exercise program	Carried	83,982,930	*	99.40%	509,877	0.60%

* Disinterested Shareholders votes. Excludes 45 million shares held by Shareholders holding warrants.

Early Warrant Exercise Incentive Program to Commence June 13, 2019

As previously announced on May 14, 2019, the Early Warrant Exercise Incentive Program (“Incentive Program”) for the 6,737,500 warrants outstanding having an exercise price of $0.62 and expiring on July 8, 2021 (the “2021 Warrants”) will begin on June 13, 2019. The Incentive Program is designed to encourage the early exercise of the unlisted 2021 Warrants during a 30-day early exercise period (the “Incentive Period”) ending on July 12, 2019.

Under the Incentive Program, holders of the 2021 Warrants (the “Warrantholders”) will be entitled to receive one full new warrant (the “Incentive Warrant”) upon the exercise of each 2021 Warrant during the Incentive Period. Each Incentive Warrant will be exercisable into one common share of Orla at a price of $1.65 for a period of 3 years, expiring on June 12, 2022.

Each Warrantholder of record will be receiving additional information regarding the Incentive Program in the coming days.

For further details regarding this program and the use of proceeds, please refer to the news release dated May 14, 2019 and the management information circular dated May 9, 2019.

The Incentive Warrants, the underlying securities issuable upon exercise of the Incentive Warrants, the 2021 Warrants and the underlying common shares issued upon exercise of the 2021 Warrants have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be exercised, as applicable, or offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

ORLA MINING LTD - Suite 202 – 595 Howe Street, Vancouver BC	www.orlamining.com	2

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Orla has determined that while the Incentive Program may be a related party transaction pursuant to Multilateral Instrument 61-101 – Special Transactions (“MI 61-101”), Orla is not required to obtain a formal valuation under subsection 5.4(1) of MI 61-101 or minority approval under subsection 5.7(1)(a) of MI 61-101 because pursuant to the exemptions set forth in MI 61-101, neither the fair market value nor the fair market value of the consideration paid for the 2021 Warrants exceeds 25% of the Company’s market capitalization.

Advisor

GMP Securities L.P. is acting as financial advisor to Orla with respect to the Incentive Program.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. The Feasibility Study on the Camino Rojo Oxide Project is expected to be completed by mid-year 2019. The Amended NI 43-101 Technical Report for Camino Rojo dated March 11, 2019 is available on SEDAR under the Company's profile. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is available on SEDAR.

Forward-looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States federal and state securities legislation, including, without limitation, statements with respect to the terms, timing and expected amount of proceeds the be received as part of the Incentive Program, the timing of completion of the Camino Rojo Oxide Project Feasibility Study and the timing of a construction decision. Forward-looking statements are statements that are not historical facts but which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

ORLA MINING LTD - Suite 202 – 595 Howe Street, Vancouver BC	www.orlamining.com	3

For further information, please contact:

Jason Simpson

Chief Executive Officer

Etienne Morin

Chief Financial Officer

Email: info@orlamining.com

Tel: 604-564-1852

ORLA MINING LTD - Suite 202 – 595 Howe Street, Vancouver BC	www.orlamining.com	4